JOINT INSURED AGREEMENT

WHEREAS, Global X Funds (the “Trust”) is an open-end management investment company registered under the Investment Company Act of 1940, as amended (the “1940 Act”); and
WHEREAS, the Trust consists of portfolios (each a “Fund” and together, the “Funds”); and
WHEREAS, each Fund is required to provide and maintain a fidelity bond pursuant to Rule 17g-1 under the 1940 Act; and
WHEREAS, paragraph (b) of Rule 17g-1 provides that the fidelity bond may be in the form of a joint insured bond covering each Fund; and
WHEREAS, the Board of Trustees of the Trust, including a majority of those Trustees who are not “interested persons” (as that term is defined by the 1940 Act) of the Trust, have made the determinations required by Rule 17g-1, including those provisions specifically applicable to a joint insured bond;
NOW, THEREFORE, each Fund hereby agrees as follows:
1. Each Fund will pay a portion of the premiums for the joint insured fidelity bond which is allocated to each party pro rata according to the percentage that the party’s net assets bears to the aggregate net assets of all the insured parties.
2. In the event recovery is received under the joint insured fidelity bond as a result of a loss sustained by more than one of the insured parties, each party shall receive an equitable and proportionate share of the recovery on the following basis: first, up to the minimum coverage required for that Fund under Rule 17g-1 and, thereafter, in proportion to the amount of the unreimbursed loss in excess of such minimum incurred by each Fund incurring a loss.

Dated as of: September 5, 2014
Each Fund of the Global X Funds

By:    /s/ Thomas K. Lynch
    ________________________________________
Thomas K. Lynch
Chief Compliance Officer and Treasurer